FILED BY EXPRESS SCRIPTS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS, INC.,

ARISTOTLE HOLDING, INC. AND MEDCO HEALTH SOLUTIONS, INC.

REGISTRATION NO. 333-177187

ESRX-MHS Pre-Close: Acquisition From the Other Side ESInet Article	11.14.2011

Integration Brings Opportunity

With change comes opportunity, and no one knows this quite like employees who have come to Express Scripts through acquisitions.

When employees learn their company is being acquired, they may go through a period of anxiety about the future. But when the uncertainty subsides, what remains is opportunity for those who are open to sharing their expertise, embracing change and moving forward.

For Ed Ignaczak, executive vice president, Sales & Marketing, coming to Express Scripts in the 1998 acquisition of ValueRx meant being part of a combined company that could accomplish what ValueRx and Express Scripts could not achieve separately. With the acquisition, he and the ValueRx team transitioned from a company struggling to stay competitive to employees of a combined business that had the financial and operational backing to support their vision.

“Not only did we see the acquisition as a huge opportunity, but Express Scripts needed to rely on our experience, and they engaged us as meaningful members of the new organization who were going to help build something special,” Ed says.

Along with Ed, a number of current leaders came to Express Scripts from ValueRx, including Dan Mandoli, vice president, Information Systems. “For those with the right attitude and the right focus, they will find the rewards of being here are significant,” Dan says. “Whatever your career goals are at Express Scripts or Medco, I believe that through the combined company, you’ll be able to achieve them.”

David Brodsky brought a similar outlook with him when he joined Express Scripts through the 2002 acquisition of National Prescription Administrators (NPA). Now regional vice president, Commercial Division, David began his career as a pharmacist, and his time with NPA was his introduction to the PBM industry. He says he viewed the acquisition as a time to learn about the industry through a new set of

ESRX-MHS Pre-Close: Acquisition From the Other Side ESInet Article	11.14.2011

eyes. In return, it was clear that Express Scripts wanted to learn from NPA employees, and there would be opportunities for those who wanted to succeed.

“There was an air of opportunity, a feeling of excitement and promise for what it could mean to become a part of Express Scripts,” David says.

Nancy Gilbride, vice president and general manager, Department of Defense, has been closely involved in past integrations and believes open dialogue and sharing best practices are essential for employees of both companies to find success moving forward. Nancy moved from Diversified Pharmaceutical Services to ValueRx before Express Scripts acquired ValueRx in 1998. When Express Scripts acquired Diversified in 1999, she was able to assist in integration as an employee who knew leaders from both companies and understood the culture of each.

Moving forward, Express Scripts and Medco each have strengths and capabilities, and employees from both companies will bring much to the table.

“Our two organizations have done phenomenally well,” Ed says, “and when you think about bringing them together, the opportunities that creates and the potential for our employees is really exciting.”

* * *

FORWARD LOOKING STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:

STANDARD OPERATING FACTORS

•

Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

•

Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

•	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

•

A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

•	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•

The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	Changes in industry pricing benchmarks;

•

Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	Our failure to execute on, or other issues arising under, certain key client contracts;

•

The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;

TRANSACTION-RELATED FACTORS

•	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the mergers with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

•	The ability to obtain governmental approvals of the mergers;

•	Uncertainty as to the market value of Express Scripts merger consideration to be paid and the stock component of the Medco merger consideration;

•

Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

•	Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;

•	Limitations on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

•	The expected amount and timing of cost savings and operating synergies; and

•	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the mergers.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of

Express Scripts, Aristotle Holding and Medco on file with the Securities and Exchange Commission (“SEC”), including the joint preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding with the SEC on November 14, 2011. Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Aristotle Holding. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Aristotle Holding, Plato Merger Sub, Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Aristotle Holding have filed relevant materials with the SEC and intend to file additional materials. On November 14, 2011, Medco, Express Scripts and Aristotle Holding filed with the SEC Amendment No. 1 to the registration statement on Form S-4 that included a preliminary joint proxy statement of Express Scripts and Medco that also constitutes a preliminary prospectus of Aristotle Holding. At the appropriate time, Express Scripts, Medco and Aristotle Holding will mail the definitive joint proxy statement/prospectus regarding the Merger. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED BY EXPRESS SCRIPTS, MEDCO AND ARISTOTLE HOLDING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, ARISTOTLE HOLDING AND THE MERGER. The Form S-4, including the joint preliminary proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Express Scripts, Aristotle Holding or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:

Mackenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Express Scripts, Aristotle Holding and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4 and the joint preliminary proxy statement/prospectus regarding the Merger that Aristotle Holding filed with the SEC on November 14, 2011.